SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					310,933

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Exerc Options	02	55,340	R$ 17.1980	951,737.32
Shares	Common	Direct with the Company	Exerc Options	02	126,020	R$ 17.8400	2,248,196.80
Shares	Common	Direct with the Company	Exerc Options	02	30,640	R$ 17.5600	538,038.40
Shares	Common	Direct with the Company	Exerc Options	03	19,415	R$ 17.1980	333,899.17
Shares	Common	Direct with the Company	Exerc Options	03	16,126	R$ 17.5600	283,172.56
Shares	Common	Direct with the Company	Exerc Options	04	77,700	R$ 2.26096	175,676.59
Shares	Common	Direct with the Company	Exerc Options	05	72,500	R$ 9.35960	678,571.00
Shares	Common	Direct with the Company	Exerc Options	05	19,352	R$ 17.56000	339,821.12
			Total Sell		417,093		5,549,112.96

Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	206,177	R$ 18.13	R$ 3,737,989.01
Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	32,702	R$ 18.87	R$ 617,086.74
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	9,247	R$ 19.00	R$ 175,693.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	05	32,726	R$ 19.00	R$ 621,794.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	25	91,919	R$ 19.49	R$ 1,791,506.77
Shares	Common	Direct with the Company	Plan of Shares Acquisition	25	35,521	R$ 19.530340925	R$ 693,737.24
Shares	Common	Direct with the Company	Plan of Shares Acquisition	26	40,762	R$ 19.80	R$ 807,087.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	171,843	R$ 20.50	R$ 3.522,781.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	32,803	R$ 20.470807853	R$ 671,503.91
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	7,925	R$ 20.163067508	R$ 159,792.31
Shares	Common	Direct with the Company	Plan of Shares Acquisition	31	15,098	R$ 20.13	R$ 303,922.74
			Total Buy		676,723		R$ 13,102,894.82

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					570,563

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
ADR (*)		Common					0

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
ADR (*)		Common					0

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In July 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Derivatives		Swap referenced in Shares					30,419,700
Derivatives		Swap referenced in ADR					26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	26	1,775,000	R$ 19.80	R$ 35,145,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	26	1,775,000	R$ 19.80	R$ 35,145,000.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	29	874,600	R$ 20.50	R$ 17,929,300.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	29	874,600	R$ 20.50	R$ 17,929,300.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Derivatives		Swap referenced in Shares					30,419,700
Derivatives		Swap referenced in ADR					26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer